FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934
For the month of November, 2005

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Royal Dutch Shell plc

On November 1, 2005, The Bank of New York become the Depositary Bank for the Class A ADR's of Royal Dutch Shell plc (the “Registrant”). The Bank of New York is also currently the Depositary for the Registrant's Class B ADRs. In connection with the switch of Depositary for the Class A ADRs, the Depositary Agreements for the Class A and Class B ADRs were amended and restated. The Registrant is furnishing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit No.	Description
99.1	Amended and Restated Depositary Agreement for Class A ADRs, dated November 1, 2005, between Royal Dutch Shell plc and The Bank of New York
99.2	Amended and Restated Depositary Agreement for Class B ADRs, dated November 1, 2005, between Royal Dutch Shell plc and The Bank of New York

This Report on Form 6-K is incorporated by reference into:

a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. filed with the SEC on July 20, 2005 (Registration Numbers 333-126726 and 333-126726-01), as amended; and

b)	the Registration Statement on Form S-8 of Royal Dutch Shell plc filed with the SEC on July 20, 2005 (Registration Number 333-126715), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH SHELL PLC

(Registrant)

By: /s/ Michiel Brandjes

Name: Michiel Brandjes
Title:  Company Secretary

Date: November 1, 2005